Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended					Nine Months Ended
	December 31 2012	December 31 2013	December 31 2014	December 31 2015	December 31 2016	September 30 2016	September 30 2017
Earnings
Pre-tax income	44,448	65,147	92,684	75,676	59,030	42,169	31,775
Fixed charges	36,416	52,022	52,991	54,803	54,517	40,907	42,410
Capitalized interest amortization	89	94	94	94	94	71	5
Less:
Interest capitalized	257	—	—	—	—	—	—

Total earnings	80,696	117,263	145,769	130,573	113,641	83,147	74,190

Fixed Charges
Interest expense	35,541	51,404	52,353	54,030	53,604	40,229	41,665
Interest capitalized	257	—	—	—	—	—	—
Portion of rent estimated to represent the interest factor	618	618	638	773	913	678	745

Total fixed charges	36,416	52,022	52,991	54,803	54,517	40,907	42,410

Ratio	2.2	2.3	2.8	2.4	2.1	2.0	1.7